UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 17)*

               American Real Estate Partners, L.P.
                         (Name of Issuer)

   Depositary Units Representing Limited Partnership Interests
                  (Title of Class of Securities)

                           029169 10 9
                          (CUSIP Number)

                       Marc Weitzen, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 18, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                     SCHEDULE 13D - Amendment No. 17

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15, dated September 18, 1996 and Amendment No. 16, dated January 2, 1997, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on
Schedule 13D.

     Item 4.  Purpose of Transaction.

          Item 4 is amended to add the following:

          On July 18, 1997, the Issuer filed a registration statement on Form S-3 (the "Registration Statement") with the SEC in connection with its proposed rights offering (the "Rights Offering"). Pursuant to the Rights Offering, the Issuer is proposing to distribute at no cost to holders of the Issuer's securities on the record date (the "Record Date") one subscription right (each, a "Right") for every five depositary units held by holders, representing limited partner interests in the Issuer (each, a "Depositary Unit" or the "Depositary Units"). Pursuant to the Rights Offering, each Right entitles the holder thereof ("Rights Holder") to purchase the following securities (the "Basic Subscription Right"): (i) four Depositary Units, and (ii) one 5% cumulative pay-in-kind redeemable preferred unit (the "Preferred Unit"). In addition, each Rights Holder who exercises any portion of his Basic Subscription Right (an "Exercising Rights Holder") will be entitled to exercise an over-subscription privilege (the "Over-Subscription Privilege") for all or any portion of the Depositary Units and Preferred Units that are not purchased through the exercise of Basic Subscription Rights, however, in the event that all Basic Subscription Rights are exercised, there will be no Over-Subscription Privilege. In accordance with the terms of the Rights Offering, any Preferred Units and Depositary Units will be allocated pro-rata (according to the aggregate number of Basic Subscription Rights exercised) among those Rights Holders who choose to exercise the Over-Subscription Privilege.

          In accordance with the Rights Offering, High Coast Limited Partnership, a Delaware limited partnership which Icahn owns and controls, has agreed to act as the guarantor ("Guarantor") for the purposes of the Rights Offering.

          As of the date hereof, the Guarantor, together with its affiliates, including Icahn, owns 13,895,712 Depositary Units (54.1% of the outstanding Depositary Units) and 1,920,945 Preferred Units (88.2% of the outstanding Preferred Units). In addition, the Guarantor will agree, subject to certain conditions contained in an agreement (the "Subscription Guaranty Agreement") (i) to subscribe for and purchase both Depositary Units and Preferred Units through the exercise of its Basic Subscription Rights; and (ii) to subscribe for all other Depositary Units and Preferred Units pursuant to the Over-Subscription Privilege, and, subject to proration as described above, to purchase such additional Depositary Units and Preferred Units (the "Subscription Guaranty"). As a result, assuming the conditions in the Subscription Guaranty Agreement are satisfied, the Issuer is assured of receiving gross proceeds from the Offering in an amount equal to the amount it would have raised had all Basic Subscription Rights been exercised in full, approximately $300,000,000 (the "Guaranteed Amount"). In addition, by means of the participation in the Rights Offering by the Registrants, including the participation by the Guarantor in the Subscription Guaranty, the Registrants may increase their percentage ownership of securities of the Issuer to a significant extent.

          In consideration for acting in its capacity as Guarantor, the Guarantor will receive certain registration rights, including two demand registrations and an unlimited number of piggyback registrations, with respect to all securities of the Issuer owned by it, including those acquired in the Rights offering but will not otherwise be compensated. In addition, the Issuer will reimburse the Guarantor for certain of its accountable expenses in connection with the Rights Offering in the event the Subscription Guaranty Agreement is terminated in accordance with its terms. The terms of such Subscription Guaranty and the registration rights are subject to approval by the Audit Committee of the board of directors of the general partner of the Issuer.

          Lastly, the Registrants, including the Guarantor, intend to acquire securities of the Issuer in connection with the Rights Offering solely for investment purposes. In addition, the Registrants reserve the right to seek to acquire additional Depositary Units as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Registrants also reserve the right to dispose of some or all of their Depositary Units in the open market, in privately negotiated transactions to third parties or otherwise.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended to add the following:

          See Item 4


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                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: July 23, 1997


                              HIGH COAST LIMITED PARTNERSHIP

                              By: American Property Investors, Inc.
                              Its: General Partner



                              By: /s/   Gail Golden
                                        Gail Golden
                                        Assistant Secretary


                              AMERICAN PROPERTY INVESTORS, INC.



                              By:  /s/  Gail Golden
                                        Gail Golden
                                        Assistant Secretary



                              CARL C. ICAHN


                              /s/  Carl C. Icahn

                              [Signature Page for AREP 13D Amend No.17]